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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            QUAKER FABRIC CORPORATION
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    747399103
                                 --------------
                                 (CUSIP Number)

                                   MAY 1, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP NO.747399103

1)  Names of Reporting Persons/I.R.S. Identification No.s. of Above Person

    (entities only) Elkin McCallum

2)  Check the Appropriate Box if a Member of a Group (see Instructions)

    (a)  [  ]
    (b)  [  ]

3)  SEC Use Only

4)  Citizenship or Place of Organization:   United States of America

5)  Sole Voting Power : 0

6)  Shared Voting Power:  792,450

7)  Sole Dispositive Power: 0

8)  Shared Dispositive Power:  792,450

9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 792,450*

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11) Percent of Class Represented by Amount in Row (9):   5.0634%

12) Type of Reporting Person (See Instructions)  IN

 CUSIP NO. 747399103

1)  Names of Reporting Persons/I.R.S. Identification No.s. of Above Person

    (entities only) Main Street Textiles, L.P.   04-3234220

2)  Check the Appropriate Box if a Member of a Group (see Instructions)

    (a)  [  ]
    (b)  [  ]

3)  SEC Use Only






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4)  Citizenship or Place of Organization: Delaware

5)  Sole Voting Power : 792,450

6)  Shared Voting Power: 0

7)  Sole Dispositive Power: 792,450

8)  Shared Dispositive Power: 0

9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 792,450

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11) Percent of Class Represented by Amount in Row (9): 5.0634%

12) Type of Reporting Person (See Instructions) PN

ITEM 1(a). NAME OF ISSUER:

Quaker Fabric Corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

941 Grinnell Street, Fall River, MA  02721

ITEM 2(a). NAME OF PERSON FILING:

This statement is being filed by one or more of the following persons:
Elkin McCallum and Main Street Textiles, L.P.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Mr. Elkin McCallum
c/o Joan Fabrics Corporation
100 Vesper Executive Park, Tyngsboro, MA  01879

Main Street Textiles, L.P.
100 Vesper Executive Park, Tyngsboro, MA  01879




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ITEM 2(c). CITIZENSHIP:

Elkin McCallum - United States of America

Main Street Textiles, L.P. - Delaware

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER: 747399103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
               78c);

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c) ;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [ ] An investment adviser in accordance with Ss.204.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan, or endowment fund in accordance with Ss.240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Ss.240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance with Ss.240.13d-1(b)(1)(ii)(J).

  If this statement is filed pursuant to Ss.240.13d-1(c), check this box [X].






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ITEM 4. OWNERSHIP:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficiary owned: 792,450*

     (b) Percent of class: 5.0634%

     (c) Number of shares as to which the person has:

          ELKIN MCCALLUM:

          (i) Sole power to vote or to direct the vote: 0
          (ii) Shared power to vote or to direct the vote: 792,450
          (iii) Sole power to dispose or to direct the disposition of: 0
          (iv) Shared power to dispose or to direct the disposition of: 792,450

          MAIN STREET TEXTILES, L.P.

          (i) Sole power to vote or to direct the vote: 792,450
          (ii) Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 792,450
          (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable













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ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10. CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:      May 6, 1999
           ------------------------------

     Signature: --//Elkin McCallum//--

     Name/Title: ELKIN MCCALLUM
                 ------------------------


     Date:     May 6, 1999
           ------------------------------

     Signature: --//Penny Richards//--

     Name/Title: PENNY RICHARDS, President & CEO
                 -------------------------------
                 of Main Street Textiles, L.P.
                 -----------------------------



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*As of May 4, 1999:

150,000 shares were held jointly by Mr. McCallum and his wife, Donna McCallum.

15,000 shares were held by AnMac L.P., a limited partnership. Mr. McCallum owns a 99% interest in the general partner (which has a 1% economic interest in AnMac L.P.) Mr. McCallum's wife owns 1% of the general partner. In addition, Mr. McCallum owns limited partner interests which represent 49% of the economic interest in AnMac L.P. Mr. McCallum disclaims beneficial ownership of the interest owned by his wife.

627,450 shares were held by Main Street Textiles, L.P. a limited partnership of which Mr. McCallum has a 50% interest in the general partner (which has a 2% economic interest in Main Street Textiles, L.P.) In addition, Mr. McCallum owns limited partner interests which represent 49% of the economic interest in Main Street Textiles, L.P.

On May 5, 1999, Mr. and Mrs. McCallum transferred the 150,000 shares that they held jointly to Main Street Textiles, L.P. and AnMac L.P. transferred 15,000 shares to Main Street Textiles, L.P. so that as of May 5, 1999, Main Street Textiles, L.P. owns 792,450 shares. Mr. McCallum continues to hold a 50% interest in the general partner of Main Street Textiles, L.P. (which has a 2% economic interest in Main Street Textiles, L.P.) In addition, Mr. McCallum owns limited partner interests which represent 49% of the economic interest in Main Street Textiles, L.P.




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